UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

OR

☐                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number 001-32240

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEENAH PAPER 401(k) RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEENAH PAPER, INC.

3460 Preston Ridge Road

Suite 600

Alpharetta, Georgia 30005

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008.

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2009.

Supplemental Schedule H—Schedule of Assets (Held at End of Year) as of December 31, 2009.

NEENAH PAPER 401(k) RETIREMENT PLAN

Financial Statements as of December 31, 2009 and 2008 and

for the year ended December 31, 2009

NEENAH PAPER 401(k) RETIREMENT PLAN

Table of Contents

Pages
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements as of and for the Years Ended December 31, 2009 and 2008	4 - 9

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2009	10

Signature	11

Note:

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Neenah Paper 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Neenah Paper 401(k) Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Frazier & Deeter, LLC

Atlanta, Georgia

June 25, 2010

NEENAH PAPER 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2009	2008
ASSETS:
Participant-directed investments—at fair value:
Interest in master trust	$103,207,856	$87,661,234
Loans to participants	865,867	890,149

Total investments	104,073,723	88,551,383

RECEIVABLES — Other	14,615	39

Total assets	104,088,338	88,551,422

LIABILITIES—Payables for securities purchased	17,385	12,034
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	104,070,953	88,539,388
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(535,406)	391,175
NET ASSETS AVAILABLE FOR BENEFITS	$103,535,547	$88,930,563

See notes to financial statements

NEENAH PAPER 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

CONTRIBUTIONS:
Participant	$4,935,487
Employer	1,448,939
Rollovers	46,190
Total contributions	6,430,616
INVESTMENT INCOME:
Net gain from interest in Master Trust	17,027,267
Interest income from participant loans	45,681
Net investment income	17,072,948
Total Income	23,503,564
BENEFITS PAID TO PARTICIPANTS	(8,872,922)
ADMINISTRATIVE EXPENSES	(25,658)

INCREASE IN NET ASSETS	14,604,984

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	88,930,563

End of year	$103,535,547

See notes to financial statements

NEENAH PAPER 401(k) RETIREMENT PLAN
Notes to Financial Statements

NOTE 1—DESCRIPTION OF THE PLAN

The following description of the Neenah Paper 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan established on December 1, 2004, by Neenah Paper, Inc. (the “Company”). The Plan Administrative Committee of the Board of Directors of the Company controls and manages the operation and administration of the Plan.  Vanguard Fiduciary Trust Company (the “Trustee”) serves as the trustee of the Plan and of the Neenah Paper Defined Contribution Master Trust (the “Master Trust”), through which the Plan is funded. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility — An employee of the Company or a participating employer, as defined by the Plan, is eligible to participate in the Plan upon his/her date of hire.

Contributions — Each year, non-highly compensated and highly compensated participants may contribute up to 75% and 17%, respectively, of their annual pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants are also allowed to contribute after-tax contributions not to exceed 75% of annual compensation for non-highly compensated employees and 17% of annual compensation for highly compensated employees. For the year ended December 31, 2009, the Company made matching contributions of 75% of the participant’s pretax contributions or after-tax contributions up to the first 2% of such participant’s compensation, and 50% of the participant’s pretax contributions or after-tax contributions up to the next 3% of the participant’s compensation. Company matching contributions are contributed on a pay period basis and are discretionary.

Employees are automatically enrolled to contribute 5% of eligible compensation into the Plan as they become eligible to participate, with annual 1% increases of eligible compensation until the employee’s contribution deferral percentage reaches 10%.  A participant may decline to participate in the Plan or change their deferral percentage in 1% increments at any time.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan.

The Neenah Paper Stock Fund and the self-directed brokerage accounts are two of the investment options available to participants. No participant may invest more than 25% and 50% of his/her account balance in the Neenah Paper Stock Fund and Self-Directed Brokerage Accounts, respectively, at any time.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service. A participant is 100% vested in the Company’s matching contributions after three years of credited service. Participants are also 100% vested in the Company’s matching contributions upon termination of employment with the Company if the participant has attained age 55, or upon death.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined by the Plan administrative committee. Principal and interest on such loans are paid through salary withholdings over periods generally ranging from 1 to 4 years except that the repayment period for loans made for the purchase of a home may range from 1 to 10 years. These periods may be extended for leaves of absence due to military duty.

Payment of Benefits — Upon termination of service or attainment of age 59 1/2, a participant may generally elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account. A participant may make the following regular withdrawals, as defined by the Plan:

(a)          After-tax contributions, provided such amounts have been in the Plan for at least 24 months

(b)         Company-matching contributions, provided such amounts are vested and have been in the Plan for at least 24 months

(c)          Any participant contributions included within his/her rollover account.

(d)         Pre-tax contributions at age 59 1/2 or for financial hardship purposes.

Forfeited Accounts — At December 31, 2009 and 2008, forfeited nonvested accounts totaled $6,349 and $58,915, respectively. These accounts will be used to either reduce future employer contributions or pay administrative expenses. For the year ended December 31, 2009, employer contributions were reduced by $84,125 from forfeited nonvested accounts.

NOTE 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation — The Plan adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification (“Codification”) and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”) —a replacement of FASB Statement No. 162 (“SFAS No. 168”) in 2009.  SFAS No. 168 requires that the Codification become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities.  All of the Codification’s content carries the same level of authority.  The adoption of SFAS No. 168 did not have a material impact on the Plan’s financial statements or disclosures.

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Master Trust utilizes various investment instruments, including mutual funds, a common and collective trust fund, employer securities and common stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments and Income Recognition — The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. The Master Trust holds mutual funds, common/collective trust funds, employer securities and common stock in which the Plan participates. Shares of mutual funds and common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the common and collective trust fund are determined by the Trustee, based upon the quoted market values of the underlying investments held by the fund. Participant loans are valued at the outstanding loan balances, which approximates fair market value.

Included in the Master Trust is an investment in the Vanguard Retirement Savings Trust, which is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Vanguard Master Trust”). The underlying investments of the Vanguard Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment returns for such investments.

Administrative Expenses — Generally, administrative expenses of the Plan are paid by the Company, except for various costs associated with processing participant loans, account management fees or expenses associated with investments within the self-directed brokerage account which are paid by the Plan, as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements — In April 2009, the FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”), was issued and later codified into Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). FSP 157-4 expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy be determined on the basis of the nature and risks of the investments.  The Plan adopted FSP 157-4 in 2009.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (“ASU No. 2010-06”), which amends ASC Topic 820, to add new disclosure requirements for Levels 1 and 2 assets, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 asset measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide disclosure of Level 3 purchases, sales, issuances and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. The adoption of ASU No. 2010-06 is not expected to have a material impact on the Plan’s financial position and results of operations..

Subsequent events — The Company has evaluated subsequent events through June 25, 2010, which is the date these financial statements were issued.  All subsequent events, if any, requiring recognition as of December 31, 2009, have been incorporated into these financial statements.

NOTE 3— FAIR VALUE MEASUREMENTS

ASC Topic 820 established a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1          Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2          Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3          Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodology used at December 31, 2009 and 2008.

•                  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end by obtaining quoted prices on nationally recognized securities exchanges.  Some of the mutual funds include investments in real estate, which is valued based on appraised values.

•                  Units of participation of the annuity investments are valued by the fund’s trustee based on the fair values of the underlying assets of the fund at year-end.

•                  Participant loans are valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets and participant loans at fair value:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$82,224,106	$—	$—	$82,224,106
Neenah Paper common stock	2,445,009	—	—	2,445,009
Common collective trust	—	27,334,263	—	27,334,263
Self-directed brokerage option	938,754	—	—	938,754
Participant loans	—	—	865,867	865,867
Total assets at fair value	$85,607,869	$27,334,263	$865,867	$113,807,999

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$66,552,745	$—	$—	$66,552,745
Neenah Paper common stock	1,402,637	—	—	1,402,637
Common collective trust	—	26,253,227	—	26,253,227
Self-directed brokerage option	747,212	—	—	747,212
Participant loans	—	—	890,149	890,149
Total assets at fair value	$68,702,594	$26,253,227	$890,149	$95,845,970

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008.

Level 3 Assets

	Participant Loans
	2009	2008
Balance — beginning of year	$890,149	$703,462
Purchases, sales, issuances and settlements — net	(24,282)	186,687
Balance — end of year	$865,867	$890,149

NOTE 4—INVESTMENT IN MASTER TRUST

Except for participant loans, the Plan’s investment assets are funded through the Master Trust. The Master Trust was established by the Company and is administered by the Trustee. Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Neenah Paper Retirement Contribution Plan for administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income/loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. As of December 31, 2009 and 2008, the Plan’s percentage of interest in the Master Trust was approximately 92% and 93%.

The investments of the Master Trust at December 31, 2009 and 2008 are summarized as follows:

	2009	2008

Mutual Funds	$82,224,106	$66,552,745
Neenah Paper common stock	2,445,009	1,402,637
Common and Collective Trust Fund	27,334,263	26,253,227
Self-directed brokerage option	938,754	747,212

Total investments	$112,942,132	$94,955,821

For the year ended December 31, 2009, the net investment income of the Master Trust’s investments is as follows:

Dividend and interest income	$2,639,779
Net appreciation in fair value of investments:
Mutual funds	14,409,929
Neenah Paper common stock	1,140,452
Self-directed brokerage option	266,903

Total investment income	$18,457,063

NOTE 5— EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments held by the Master Trust are shares of mutual funds and units of a common and collective trust fund managed by the Trustee. As such, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2009 and 2008, the Master Trust held 175,270 shares and 158,670 shares, respectively, of the Company’s common stock (the sponsoring employer), with a cost basis of $2,947,850 and $3,371,478, respectively. During the year ended December 31, 2009, the Master Trust recorded dividend income from the Company of $69,350.

NOTE 6—PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 7—FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 17, 2008, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. However, the Plan has been amended since receiving the determination letter.  The Company and Plan management believe that the Plan is currently designed and operated in accordance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 8—RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008.

	2009	2008

Net assets available for benefits per the financial statements	$103,535,547	$88,930,563
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	535,406	(391,175)

Net assets available for benefits per Form 5500	$104,070,953	$88,539,388

The following is a reconciliation of net gain from interest in Master Trust per the financial statements to net gain per the Form 5500 for the year ended December 31, 2009.

Net gain per the financial statements	$17,027,267
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	926,581

Net gain per Form 5500	$17,953,848

NOTE 9—SUBSEQUENT EVENTS

Effective January 1, 2010, the definition of earnings was changed to exclude eligible earnings in excess of 80 hours during a bi-weekly pay period, rather than 40 hours in a weekly pay period.

Neenah Paper 401(k) Retirement Plan

Form 5500, Schedule H, Part IV, Line 4i—

Schedule of Assets (Held at End of Year)

As of December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans (with interest rates ranging from 4.0% to 8.25% and maturities through September 10, 2017)	**	$865,867

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

NEENAH PAPER 401(k) RETIREMENT PLAN

	By:	/s/ RICHARD F. READ
Richard F. Read
Member, Neenah Paper 401(k) Retirement Plan
Administrative Committee

Date: June 25, 2010